Exhibit 99.1



142 WEST 57TH STREET NEW YORK, N.Y. 10019

FOR IMMEDIATE RELEASE

ANN TAYLOR ANNOUNCES JUNE 2004 SALES RESULTS

New York, New York, July 8, 2004 – AnnTaylor Stores Corporation (NYSE: ANN) announced today total net sales for the five-week period ended July 3, 2004 increased 27.1 percent to $173,349,000 over total net sales of $136,385,000 for the five-week period ended July 5, 2003. By division, net sales were $79,668,000 for Ann Taylor compared to $73,214,000 last year, and $77,618,000 for Ann Taylor Loft compared to $50,801,000 last year.

Comparable store sales for the period increased 11.9 percent compared to a comparable store sales decrease of 0.2 percent for the same five-week period last year. By division, comparable store sales for fiscal June 2004 were up 6.7 percent for Ann Taylor compared to a 2.5 percent decrease last year, and up 20.9 percent for Ann Taylor Loft compared to a 2.1 percent increase last year.

Ann Taylor Chairman, J. Patrick Spainhour, said, "June was another strong month for the Company, with both divisions achieving sales gains over last year. At Ann Taylor, sales of all categories of tops were particularly strong, which combined with an increase in promotional activity, resulted in higher comparable store sales. At Ann Taylor Loft, full-price sales drove the business, especially in separates, tops, fashion accessories and petites. All merchandise categories experienced strong sales gains over last year, as evidenced by the division's tenth consecutive month of double-digit comparable store sales growth. Clients continue to respond to Ann Taylor Loft's great fashion and novelty at surprising prices, with halters, circle skirts, item jackets and cropped pants being standouts."

Mr. Spainhour continued, "We remain comfortable with current earnings per share guidance for the second quarter, fall season and full year in the range of $0.39 - $0.40, $0.95 - $0.99, and $1.77 - $1.82 per share, respectively. July comparable store sales are expected to be flat to last year, with Ann Taylor expected to be in the flat to low single-digit negative range and Ann Taylor Loft expected to be in the low to mid single-digit positive range."

Total inventory levels at the end of June were up approximately 2 percent on a per square foot basis compared to the same period last year, consistent across both divisions.

From a national perspective, both divisions performed well throughout the country.

During the month, the Company opened one Ann Taylor store, seven Ann Taylor Loft stores and one Ann Taylor Factory store. The total store count at month end was 685, comprised of 356 Ann Taylor stores, 297 Ann Taylor Loft stores, and 32 Ann Taylor Factory stores. Total square footage at the end of fiscal June 2004 increased 13.8 percent over the same period last year.

For the fiscal year-to-date period ended July 3, 2004, the Company's net sales totaled $776,468,000, up 24.1 percent from $625,773,000 for the same period in fiscal 2003. By division, net sales for the fiscal year-to-date period were $371,147,000 for Ann Taylor, compared to $352,344,000 last year and $340,140,000 for Ann Taylor Loft, compared to $218,244,000 last year. Comparable store sales for the fiscal year-to-date period increased 11.4 percent over the same period last year. Comparable store sales by division for the fiscal year-to-date period were up 3.4 percent for Ann Taylor and up 25.0 percent for Ann Taylor Loft.

The Company repurchased an additional 600,000 shares of its common stock in June at a cost of $17,100,000, bringing the total repurchased during fiscal 2004 to 1,050,000 shares (adjusted for the May 2004 stock split). To date, the Company has utilized $29,700,000 of the $75,000,000 authorized under the securities repurchase program approved by its Board of Directors.

On June 18, 2004, the Company issued 5,400,000 shares of its common stock in connection with the holders' conversion of the convertible subordinated debentures due 2019 prior to the redemption date. As previously discussed, the conversion/redemption of the convertible debentures will have no impact on fully diluted earnings per share.

Ann Taylor is one of the country's leading women's specialty retailers, operating 685 stores in 45 states, the District of Columbia and Puerto Rico, and also Online Stores at www.anntaylor.com and www.anntaylorLOFT.com as of July 3, 2004.



FORWARD-LOOKING STATEMENTS
Certain statements in this press release are Forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store(s); a significant change in the regulatory environment

applicable to the Company's business; risks associated with the possible inability of the Company, particularly through its sourcing and logistics functions, to operate within production and delivery constraints; the impact of quotas, and the elimination thereof; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe infectious diseases, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; the inability of the Company to hire, retain and train key personnel, and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:
Jim Smith
Chief Financial Officer
(212) 541-3547